

July 21, 2011

Via Email
Mr. Moshe N. Gavrielov
Chief Executive Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124

> **Re:** **Xilinx, Inc.**
> **Form 10-K for the Fiscal Year Ended April 2, 2011**
> **Filed May 31, 2011**
> **File No. 000-18548**

Dear Mr. Gavrielov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 2, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

-Critical Accounting Policies and Estimates, page 24

-Valuation of Inventories, page 25

1.   We note your disclosure here on how you evaluate your inventory for a decline in net realizable value. We further note on page 34 that your combined inventory days at the company and at your distributors increased from 135 days as of April 2, 2011 as

compared to 89 days as of April 3, 2010. We further note that you are building your inventory due to the closure of a particular foundry line and are building higher safety stock in light of tight capacity at your foundry partners. Considering these factors, please revise your future filings to discuss in more detail how you develop certain of your assumptions such as "future demand" for purposes of your inventory valuation analysis. For example, discuss how you arrived at your estimates for future demands, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past.

Results of Operations, page 27

2.   We note at the top of page 28 you discuss increases in unit sales and selling prices. Please revise future filings to quantify the impact of changes in volume and pricing on your revenues in accordance with Item 303(A)(3)(iii) of Regulation S-K.

-Financial Condition, Liquidity and Capital Resources, page 33

3.   We note your disclosure on page 66 that you consider $1.34 billion of unremitted earnings that considered to be permanently invested outside the United States. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Note 18. Litigation Settlements and Contingencies, page 69

– Patent Litigation, page 70

4.   We note your disclosures throughout this section relating to various patent infringement lawsuits. FASB ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined in the standard. It does not appear that you have provided any such quantitative information. Please revise future filings to provide this disclosure.

5.   We note your disclosure that "neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time." Please tell us the procedures that you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief